[redacted]

SEC

17004905

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SEC Mail Processing Section
FEB 28 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Broadway, 10th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina 917-484-8307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas, 7th Floor	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARLY NAVARRO
Notary Public - State of New York
NO. 01NA6343915
Qualified in Queens County
My Commission Expires Jun 20, 2020

Carly Navarro

Notary Public

Salvatore Giardina

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGMA SECURITIES LLC

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
Pragma Securities LLC

We have audited the accompanying statement of financial condition of Pragma Securities LLC, a limited liability company (the "Company"), and a wholly-owned subsidiary of Pragma Weeden Holdings LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pragma Securities LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
February 23, 2017

PRAGMA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$6,152,009
Due from customers	1,763,383
Due from affiliate	38,930
Fixed assets, net	2,531,333
Capitalized software, net	4,632,359
Restricted cash	400,745
Prepaid expenses and other assets	604,750
Total	$16,123,509

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$2,032,875
Due to Parent and affiliate	130,335
Accrued expenses and other liabilities	537,122
Deferred revenue	191,423
Deferred rent	1,277,664
Total	4,169,419
Commitments	
Member's equity	11,954,090
Total	$16,123,509

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma Securities LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services relating to equity securities, foreign exchange and other asset classes in exchange for commissions and fees to institutional clients, other broker-dealers, banks and securities exchanges.

Approximately 38% of the Company's commission revenues in 2016 are from Weeden & Co., L.P. ("Weeden"), a 99%-owned subsidiary of WILP. Under a commission-sharing agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading services. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of computer equipment, furniture, fixtures, equipment and computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Note 2 - Significant accounting policies (continued):

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs. The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally.

Capitalized software is amortized on a straight-line basis over its estimated useful life. Historically, the estimated useful life was five years. During 2016, the Company's management re-evaluated the capitalized software taking into account, among other things, the number of years it has been in use, the Company's plans to keep or replace it, and the Company's anticipated future revenues related to the software. As a result of the re-evaluation, the Company's management concluded that the estimated useful life of the capitalized software should be seven years. Accordingly, the Company began to amortize the capitalized software on a straight-line basis over a seven year period, effective January 1, 2016. This change was implemented to better reflect the cost of the software over its expected useful life.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2016, management determined that no impairment adjustment related to these capitalized costs was necessary.

Deferred revenue:

Certain customers are billed in advance for the use of the Company's algorithmic trading software. The Company records such amounts received from customers as Deferred revenue on the statement of financial condition and recognizes the revenues as earned.

Note 2 - Significant accounting policies (continued):

Deferred rent:

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and other lease incentives such as construction cost reimbursements, and contractually obligated rent escalations) over the lease terms. The difference between cash paid to or received from the landlords and the amount recognized as rent expense on a straight-line basis is included in Deferred rent in the statement of financial condition.

Use of estimates:

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commission income and related clearing expenses are recorded on a trade-date basis.

Stock-based compensation:

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan") Company employees, directors and consultants may be granted options to purchase PWH Class B Units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company files a New York City unincorporated business tax ("UBT") return. The Company files consolidated/combined federal and state and UBT income tax returns with the Parent. For accounting purposes, the UBT expense, as calculated using the various allocation factors, is pushed down to the Company as it is PWH's primary operating entity. Deferred income taxes are not material.

The Company has no unrecognized tax benefits at December 31, 2016. The Company's federal, and state income tax returns prior to fiscal year 2013 are closed and the Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 2 - Significant accounting policies (concluded):

Income taxes (concluded):

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Subsequent events:

The Company has evaluated subsequent events through February 23, 2017, which is the date the statement of financial condition was issued.

Note 3 - Due from customers:

Due from customers represents commissions receivable from brokers, hedge funds, and securities exchanges relating to the use of the Company's algorithmic trading software. Due from customers is stated at the amount that management expects to collect on the outstanding balances. Approximately 84% of Due from customers at December 31, 2016 was from five customers.

Certain customers are billed in advance for the use of the Company's algorithmic trading software. The Company records such amounts received from customers as deferred revenue and recognizes the revenue as earned. The balance of deferred revenue was $191,423 as of December 31, 2016 and is reflected in Deferred revenue in the statement of financial condition.

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of the individual customer balances included in Due from customers as of December 31, 2016, management determined that an allowance for doubtful accounts is not necessary.

Note 4 - Fixed assets:

At December 31, 2016, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$3,511,063	$2,220,957	$1,290,106
Computer software	438,612	320,785	117,827
Furniture, fixtures and equipment	279,750	188,172	91,578
Leasehold improvements	1,405,989	374,167	1,031,822
Totals	$5,635,414	$3,104,081	$2,531,333

Note 5 - Capitalized software:

At December 31, 2016, the Company has $10,265,081 of capitalized software, $1,966,957 of which was capitalized during the year ended December 31, 2016. Accumulated amortization of capitalized software as of December 31, 2016 is $5,632,722.

Capitalized software consists of an allocation of compensation costs incurred for certain employees, for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage are expensed as incurred.

Note 6 - Financial statements with off-balance sheet risk:

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 7 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2016, the Company had regulatory net capital of $4,091,465, which was $3,841,465 in excess of its required minimum regulatory net capital of $250,000.

Note 8 - Related party transactions:

The Company has a commission-sharing agreement with Weeden. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading services. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

As of December 31, 2016, the Company has a receivable from Weeden in the amount of $38,930, which is reflected in Due from affiliate in the statement of financial condition.

Note 8 - Related party transactions (concluded):

The Company has engaged a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company on a year-to-year basis. As of December 31, 2016, the Company had accrued fees payable to the Consultant in the amount of $13,750, which is reflected in Due to Parent and affiliate in the statement of financial condition.

As of December 31, 2016, the Company owed $116,585 to the Parent related to the Company's portion of UBT for 2016 and is reflected in Due to Parent and affiliate in the statement of financial condition.

Note 9 - Commitments:

The Company is obligated under a non-cancelable lease agreement for its office space that expires on December 31, 2024. The lease has provisions for escalations based on specified increases in costs incurred by the landlord.

Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

2017	$ 616,259
2018	630,125
2019	650,154
2020	707,919
2021	723,847
Thereafter	2,204,349
Total	$ 5,532,653

To encourage the Company to enter into the lease for its new office in 2013, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $744,820 to build out the office space to the Company's specifications.

As of December 31, 2016, the difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line basis, was $693,453 and is included in Deferred rent in the statement of financial condition. As of December 31, 2016, the Company's lease incentive obligation, which is comprised of $744,820 in requisitions submitted to the landlord relating to the construction allowance, net of accumulated amortization, was $534,291 and is also included in Deferred rent in the statement of financial condition.

Note 9 - Commitments (concluded):

At December 31, 2016, the Company has utilized a letter of credit in the amount of $391,904 which is collateralized by $400,745 in a bank savings account and reflected as Restricted cash on the statement of financial condition. This letter of credit is used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the Company is required to maintain a letter of credit facility in the amount of $391,904 through November 18, 2018, $293,928 through November 18, 2020, and $195,952 through January 31, 2025.

In 2015, the Company leased a space for its new data center. To encourage the Company to enter into this lease, the landlord provided four months' free rent. The difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line bases was $49,920 and is included in Deferred rent in the statement of financial condition.

Note 10 - Employee equity and benefit plans:

One employee of the Company participates in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion.

Effective January 1, 2013, PWH entered into an agreement, as amended, which provided certain of the Company's senior management employees the opportunity to purchase PWH Class A units at book value.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants, the opportunity to purchase Class B units at a discount equal to 70% of the Class A book value.

The Company participates in a defined contribution plan (the "PEO Plan") through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.

Pragma Securities LLC
(A Limited Liability Company)

Report on Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2016

pragma™

February 23, 2017

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
416

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

In connection with the December 31, 2016 audit of the accounts of Pragma Securities LLC, we enclose the following reports:

1. 2 copies of Report on Financial Statements (With Supplementary Information) Year ended December 31, 2016

2. 2 copies of Statement of Financial Condition As of December 31, 2016

3. 1 copy of Independent Accountants' Report on Applying Agreed-Upon Procedures in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934.

Please note that the Report on Financial Statements noted above, are being filed on the confidential treatment basis provided for in amended Rule 17a-5(e)(3) of the Securities and Exchange Act of 1934.

We would appreciate it if you would please sign, time stamp, and return the attached copy of this letter to us in the enclosed self-addressed stamped envelope to acknowledge receipt of the noted reports.

Yours very truly,

Salvatore Giardina
Chief Financial Officer

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Member
Pragma Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Pragma Securities LLC, a limited liability company (the "Company"), and a wholly-owned subsidiary of Pragma Weeden Holdings LLC, and SIPC, the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the detailed general ledger provided by the Company, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by the Company, noting no differences; and
5. Observed that there were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
February 23, 2017

PRAGMA SECURITIES LLC

7272

008894	SIPC-7-2017	2/21/2017	23,572.78	23,572.78	0.00	23,572.78

THE FACE OF THIS DOCUMENT HAS A COLORED BACKGROUND ON WHITE PAPER

PRAGMA SECURITIES LLC
1370 BROADWAY, 10TH FLOOR
NEW YORK, NY 10018

CHASE
JPMORGAN CHASE BANK, N.A.
GREENWICH, CT 06830

7272
51-36/211 376

2/21/2017 007272 $*****23,572.78

DATE AMOUNT

Twenty-Three Thousand Five Hundred Seventy-Two and 78/100------------------------------------ US Dollars

PAY TO THE ORDER OF
Securities Investor Protection
PO BOX 92185
Washington, DC 20090-2185

OVER $25,000 REQUIRES 2ND SIGNATURE

SECURITY FEATURES INCLUDED. DETAILS ON BACK.

⑈021100361⑈ 804891018⑈7272

PRAGMA SECURITIES LLC

7272

Vendor SIPC01 Check Date 2/21/2017 Check Number 007272

Ref Nbr	Invc Nbr	Invc Date	Invoice Amount	Amount Paid	Disc Taken	Net Check Amt
008894	SIPC-7-2017	2/21/2017	23,572.78	23,572.78	0.00	23,572.78

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******470*******************ALL FOR AADC 100
67016 FINRA DEC
PRAGMA SECURITIES LLC
1370 BROADWAY 10TH FL
NEW YORK NY 10018-7302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SALVATORE GIARDINA
917-484-8307

2. A. General Assessment (item 2e from page 2) $ 48,399.17

B. Less payment made with SIPC-6 filed (exclude interest) (24,826.39)
7/27/2016
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 23,572.78

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 23,572.78

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 23,572.78

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PRAGMA SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21ST day of FEBRUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,228,519
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	1,868,852
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,868,852
2d. SIPC Net Operating Revenues	$ 19,359,667
2e. General Assessment @ .0025	$ 48,399.17
	(to page 1, line 2.A.)

Pragma Securities LLC
Attachment to Form SIPC-7
For the fiscal period beginning 1/1/2016 and ending 12/31/2016

Page 2, Line 2c(8):

$	1,868,852	Fees earned related to foreign exchange trading services
	1,868,852	Total other revenue not related either directly or indirectly to the securities business.